Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2009

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2009 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2009 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

New Borrowings
3rd QTR 2009

Appendix A

Issue Date	Maturity Date	CY	Principal Amount	Issue Description	Borr. No.	MTN No.
06-Jul-09	06-Jul-39	US$	292,900,000	US$292,900,000 Zero Coupon Callable Notes	732-000	490-00-2
15-Jul-09	17-Jul-12	ZAR	1,050,000,000	ZAR1,050,000,000 7.20 per cent. Notes	733-000	491-00-2
15-Jul-09	16-Jul-14	TRY	270,000,000	TRY270,000,000 0.50 per cent. Deep Discount Notes	734-000	492-00-2
12-Aug-09	30-Oct-13	US$	500,000,000	US$500,000,000 2.75 per cent. Notes	735-000	493-00-1
02-Sep-09	28-Aug-12	ZAR	85,000,000	ZAR85,000,000 7.14 per cent. Notes	736-000	494-00-2
24-Sep-09	24-Sep-12	TRY	11,000,000	TRY11,000,000 8.74 per cent. Notes	737-000	495-00-2

Redeemed Borrowings
3rd QTR 2009

Appendix B

Issue Date	Redemption Date	Issue Description	Borr. No.	MTN No.
08-Jul-02	08-Jul-09	JPY1,000,000,000 Fixed and Foreign Exchange-Linked Callable Notes due 8 July 2022	254-000	032-00-2
05-Jul-07	16-Jul-09	AUD303,000,000 5.67 per cent. Notes due 16 July 2009	573-000	334-00-2
30-Jul-07	21-Jul-09	ZAR1,000,000,000 9.00 per cent. Notes due 21 July 2009	583-000	343-00-2
10-Aug-06	10-Aug-09	U.S.$55,900,000 4.53 per cent. Notes due 10 August 2009	489-000	257-00-2
21-Aug-06	21-Aug-09	JPY1,000,000,000 Fixed and Foreign Exchange-Linked Callable Notes due 21 August 2026	490-000	258-00-2
28-Aug-07	28-Aug-09	ZAR30,000,000 9.30 per cent. Notes due 28 August 2009	587-000	344-00-2
21-Sep-06	21-Sep-09	HK$1,000,000,000 4.28 per cent. Notes due 21 September 2009	495-000	ACNP002-00-2
28-Sep-06	28-Sep-09	TRY18,000,000 9.00 per cent. Deep Discount Notes due 28 September 2009	496-000	261-00-2

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2009

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2009 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2009 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

New Borrowings
3rd QTR 2009

Appendix A

Issue Date	Maturity Date	CY	Principal Amount	Issue Description	Borr. No.	MTN No.
06-Jul-09	06-Jul-39	US$	292,900,000	US$292,900,000 Zero Coupon Callable Notes	732-000	490-00-2
15-Jul-09	17-Jul-12	ZAR	1,050,000,000	ZAR1,050,000,000 7.20 per cent. Notes	733-000	491-00-2
15-Jul-09	16-Jul-14	TRY	270,000,000	TRY270,000,000 0.50 per cent. Deep Discount Notes	734-000	492-00-2
12-Aug-09	30-Oct-13	US$	500,000,000	US$500,000,000 2.75 per cent. Notes	735-000	493-00-1
02-Sep-09	28-Aug-12	ZAR	85,000,000	ZAR85,000,000 7.14 per cent. Notes	736-000	494-00-2
24-Sep-09	24-Sep-12	TRY	11,000,000	TRY11,000,000 8.74 per cent. Notes	737-000	495-00-2

Redeemed Borrowings
3rd QTR 2009

Appendix B

Issue Date	Redemption Date	Issue Description	Borr. No.	MTN No.
08-Jul-02	08-Jul-09	JPY1,000,000,000 Fixed and Foreign Exchange-Linked Callable Notes due 8 July 2022	254-000	032-00-2
05-Jul-07	16-Jul-09	AUD303,000,000 5.67 per cent. Notes due 16 July 2009	573-000	334-00-2
30-Jul-07	21-Jul-09	ZAR1,000,000,000 9.00 per cent. Notes due 21 July 2009	583-000	343-00-2
10-Aug-06	10-Aug-09	U.S.$55,900,000 4.53 per cent. Notes due 10 August 2009	489-000	257-00-2
21-Aug-06	21-Aug-09	JPY1,000,000,000 Fixed and Foreign Exchange-Linked Callable Notes due 21 August 2026	490-000	258-00-2
28-Aug-07	28-Aug-09	ZAR30,000,000 9.30 per cent. Notes due 28 August 2009	587-000	344-00-2
21-Sep-06	21-Sep-09	HK$1,000,000,000 4.28 per cent. Notes due 21 September 2009	495-000	ACNP002-00-2
28-Sep-06	28-Sep-09	TRY18,000,000 9.00 per cent. Deep Discount Notes due 28 September 2009	496-000	261-00-2